UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                        TRAVELERS PROPERTY CASUALTY CORP.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                    89417510
                                 (CUSIP Number)

                                   Andrew Carr
                                    President
                        Trident Corp., general partner of
                          The Trident Partnership, L.P.
                                Craig Appin House
                                 8 Wesley Street
                             Hamilton HM 11, Bermuda
                                 (441) 292-8370

                                    Copy to:

                               Immanuel Kohn, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 24, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amend

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ment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D


CUSIP NO. 89417510


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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         THE TRIDENT PARTNERSHIP, L.P.
         I.R.S. Employer Identification No.:  N/A
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a)/ /
                                                                        (b)/ /
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3        SEC USE ONLY
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4        SOURCE OF FUNDS

                N/A
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   / /
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-------- ----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands
-------- ----------------------------------------------------------------------
--------------------------------------- ------- -------------------------------
                                        7       SOLE VOTING POWER

                                                3,771,488 Class A Common Stock
                                        ------- -------------------------------
                                        ------- -------------------------------
              NUMBER OF                 8       SHARED VOTING POWER
                SHARES
             BENEFICIALLY
                                        ------- -------------------------------
                                        ------- -------------------------------
            OWNED BY EACH               9       SOLE DISPOSITIVE POWER
           REPORTING PERSON
                 WITH                           3,771,488 Class A Common Stock
                                        ------- -------------------------------
                                        ------- -------------------------------
                                        10      SHARED DISPOSITIVE POWER

--------------------------------------- ------- -------------------------------
-------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
         3,771,488 Class A Common Stock
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (See Instructions)
                                                                           / /
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.79% of Class A Common Stock
         0.96% of all Common Stock
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         PN
-------- ----------------------------------------------------------------------



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Item 1.            Security and Issuer.

     This Schedule 13D relates to the Class A Common Stock (the "Common Stock"), of Travelers Property Casualty Corp., a Delaware corporation (the "Company"), whose principal executive offices are located at One Tower Square, Hartford, Connecticut 06183.

Item 2.            Identity and Background.

     This statement is filed by The Trident Partnership, L.P. ("Reporting Person"). The Reporting Person is a Cayman Islands exempted limited partnership, whose principal office and business address is Craig Appin House, 8 Wesley Street, Hamilton HM 11, Bermuda. The Reporting Person is an investment partnership formed by its general partner, Trident Corp., a Cayman Islands company. The directors of Trident Corp. are John J. Byrne, Robert J. Newhouse, Jr., David A. Olsen, Donaldson C. Pillsbury, John R. Ruffle, and A.J.C. Smith. Each of the directors is a United Stated Citizen. The executive officers of Trident Corp. are Andrew Carr, President; Rory Gorman, Chief Financial Officer; Seamus Tivnan, Secretary; and Martine Purssell, Assistant Secretary. Mr. Carr is a Bermuda citizen, Mr. Gorman is an Irish citizen, Mr. Tivnan is an Irish citizen, and Ms. Purssell is a British citizen. The business address for Trident Corp. and each individual named above is Craig Appin House, 8 Wesley Street, Hamilton HM 11, Bermuda.

     Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any other person identified pursuant to this Item 2, within the last five years was (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to federal or state securities laws or a finding of any violations of such laws.

Item 3.            Source and Amount of Funds or Other Consideration.

     As of December 31, 1996, the Reporting Person beneficially owned 4,714,359 shares of Class A Common Stock of the Company. On July 1, 1997, the Reporting Person sold 942,871 shares of Class A Common Stock of the Company to the Company at a price of U.S.$34,401,214.16.

Item 4.            Purpose of Transaction.

     The Reporting Person acquired the Class A Common Stock for investment purposes and may, subject to the conditions contained in the Shareholders Agreement, dated as of April 2,



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1996, among the stockholders listed therein and the Company, and the Letter
Agreement, dated as of June 20, 1997, between the Company and the Reporting Person relating to the sale of the Class A Common Stock of the Company to the Company on July 1, 1997, from time to time sell or acquire additional shares in the open market or otherwise. Except as described in this Statement, as of the date hereof, the Reporting Person has not formulated any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities by the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (c) a sale or transfer of a material amount of assets of the Company; (d) any change in the present board of directors or management of the Company (e) Any material change in the present capitalization or dividend policy of the issuer; (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above..

Item 5.            Interests in Securities of the Issuer.

     (a) The Reporting Persons beneficially owns 3,771,488 shares of Class A Common Stock of the Company, which represents 5.79% of the outstanding Class A Common Stock and 0.96% of all Common Stock.

     No other persons identified in this filing currently owns, or has any right to acquire, any of the Class A Common Stock of the Company.

     (b) The Reporting Person has the sole voting power and sole dispositive power with respect to the Class A Common Stock reported in this Statement as being beneficially owned by it.

     (c) Except as set forth below, the Reporting Person has not effected transactions in the Common Stock within the preceding sixty days:

          (1) July 1, 1997 sale of 942,871 shares of Class A Common Stock to the Company.

     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on this Schedule.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Contracts, arrangements, understandings or relationships with respect to securities of the Issuer include the Shareholders Agreement, dated as of April 2, 1996, among the stockholders listed therein and the Company; and the Letter Agreement, dated as of June 20, 1997, between the Company and the Reporting Person relating to the sale of the Class A Common Stock of the Company to the Company on July 1, 1997, each of which is filed herewith as an exhibit.

Item 7.            Material to be Filed as Exhibits.

     Exhibit A. Shareholders Agreement, dated as of April 2, 1996, among the stockholders listed therein and the Company.

     Exhibit B. Letter Agreement dated as of June 20, 1997, between the Reporting Person and the Company.



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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 7, 1997

                                      By:  THE TRIDENT PARTNERSHIP,
                                           L.P.



                                      By:  Trident Corp., as sole
                                             general partner



                                      By:  /s/ Andrew Carr
                                           -------------------------
                                           Andrew Carr
                                               President




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                                  EXHIBIT INDEX


EXHIBIT
  NO.             DESCRIPTION

A        --       Shareholders Agreement, dated as of April 2, 1996, among the stockholders listed therein and the Company.

B        --       Letter Agreement dated as of June 20, 1997, between the
                  Reporting Person and the Company.